Exhibit 99.(e)(6)

AMENDMENT NO. 2

TO

RIGHTS AGREEMENT

THIS AMENDMENT NO. 2 TO RIGHTS AGREEMENT (this “Amendment”) is effective as of  December 20, 2007, between MGI PHARMA, INC., a Minnesota corporation (the “Company”), and Wells Fargo Bank, N.A., as successor to Norwest Bank Minnesota, N.A. (the “Rights Agent”).

WHEREAS, the Company and the Rights Agent are party to a Rights Agreement, dated as of July 14, 1998, as amended by Amendment No. 1 to Right Agreement dated as of March 14, 2000 (the “Rights Agreement”);

WHEREAS, the Company has entered into an Agreement and Plan of Merger, dated as of December 10, 2007, by and among the Company, Eisai Co., Ltd. (“Parent”) and Jaguar Acquisition Corp. (the “Merger Agreement”), pursuant to which Jaguar Acquisition Corp. would merge with and into the Company (the “Merger”);

WHEREAS, in accordance with the terms of the Merger Agreement, the Merger would be preceded by a tender offer (together with any tender offer pursuant  to any subsequent offering period contemplated by the Merger Agreement, the “Offer”) by Jaguar Acquisition Corp. for all outstanding shares of common stock of the Company;

WHEREAS, the Board of Directors of the Company has determined that, for purposes of the Rights Agreement, the Offer is a “Permitted Offer,” as defined in Section 1 of the Rights Agreement, and, therefore, (a) neither Parent, Jaguar Acquisition Corp., or any of their affiliates will become an “Acquiring Person” (as defined in Section 1 of the Rights Agreement), (b) no “Shares Acquisition Date” or “Distribution Date” (each, as defined in Section 1 of the Rights Agreement) shall occur, and (c) pursuant to Section 13(e) of the Rights Agreement, Section 13 of the Rights Agreement shall not apply to the Merger, in each case by reason of the approval or execution of the Merger Agreement, the announcement or consummation of the Offer, the Merger or the other Transactions (as defined in the Merger Agreement) contemplated by the Merger Agreement;

WHEREAS, in accordance with Section 27 of the Rights Agreement, the Company and the Rights Agent desire to amend the Rights Agreement on the terms and conditions hereinafter set forth; and

WHEREAS, for purposes of this Amendment, capitalized terms not otherwise defined herein shall have the respective meanings set forth in the Rights Agreement, as amended by this Amendment;

NOW, THEREFORE, in consideration of the premises and the mutual agreements herein set forth, the parties hereby agree as follows:

1.             Amendments to Section 7.

                (a)   Section 7(a) of the Rights Agreement is amended to read in its entirety as follows:

(a)           The registered holder of any Right Certificate may exercise the Rights evidenced thereby (except as otherwise provided herein) in whole or in part at any time after the Distribution Date upon surrender of the Right Certificate, with the form of election to purchase on the reverse side thereof duly executed, to the Rights Agent at the office or offices of the Rights Agent designated for such purpose, together with payment of the Purchase Price for each one one-hundredth of a Preferred Share as to which the Rights are exercised, at or prior to the earliest of (i) the Close of Business on July 14, 2008 (the “Final Expiration Date”), (ii) the time at which the Rights are redeemed as provided in Section 23 (the “Redemption Date”), (iii) the time at which such Rights are exchanged as provided in Section 24 (the “Exchange Date”), or (iv) the time immediately prior to the Acceptance Time (as defined in the Merger Agreement dated as of December 10, 2007, by and among Eisai Co., Ltd., Jaguar Acquisition Corp., and the Company).

2.             Benefits of this Agreement.  Nothing in the Rights Agreement, as amended by this Amendment, shall be construed to give to any Person other than the Company, the Rights Agent and the registered holders of the Rights Certificates (and, prior to the Distribution Date, the registered holders of the Common Shares) any legal or equitable right, remedy or claim under the Rights Agreement, as amended by this Amendment; but the Rights Agreement, as amended by this Amendment, shall be for the sole and exclusive benefit of the Company, the Rights Agent and the registered holders of the Rights Certificates (and, prior to the Distribution Date, registered holders of the Common Shares).

3.             Descriptive Headings.  Descriptive headings of the several Sections of this Amendment are inserted for convenience only and shall not control or affect the meaning or construction of any of the provisions of this Amendment.

4.             Governing Law.  This Amendment shall be deemed to be a contract made under the laws of the State of Minnesota and for all purposes shall be governed by and construed in accordance with the laws of such State applicable to contracts to be made and performed entirely within such State.

5.             Other Terms Unchanged.  The Rights Agreement, as amended by this Amendment, shall remain and continue in full force and effect and is in all respects agreed to, ratified and confirmed hereby.  Any reference to the Rights Agreement after the date first set forth above shall be deemed to be a reference to the Rights Agreement, as amended by this Amendment.

6.             Counterparts.  This Amendment may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

7.             Severability.  If any term, provision, covenant or restriction of this Amendment is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Amendment shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

(Signatures Appear on Following Page)

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed and attested by the appropriate authorized persons.

MGI PHARMA, INC.

By:	/s/ Eric Loukas
Name:	Eric Loukas
Title:	EVP & COO

Wells Fargo Bank, N.A.,
Rights Agent

By:	/s/ Cindy Gesme
Name:	Cindy Gesme
Title:	Assistant Vice President